Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
CBaySystems Holdings Limited:
We consent to the use of our report dated April 13, 2010, except as to Note 22, which is as of [      ], 2011, with respect to the consolidated balance sheets of CBaySystems Holdings Limited and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity and comprehensive income (loss) and cash flows for the years then ended, included herein, which will be signed when the transaction referred to in Note 22, Reverse Stock Split Ratio, of the Notes to Consolidated Financial Statements has been consummated, and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Philadelphia, Pennsylvania
January 20, 2011